Exhibit 99.1

Paragon Shipping Inc.
Exchange Offer and Consent Solicitation Relating to 8.375% Senior Notes due 2021
February 12, 2016

THE EXCHANGE OFFER AND THE CONSENT SOLICITATION WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 14, 2016, UNLESS EXTENDED (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").  Paragon Shipping Inc. ("Paragon" or the "Company") is offering to exchange (the "Exchange Offer") all properly delivered and accepted 8.375% senior notes due 2021 issued in $25.00 denominations (each a "Paragon Note" and collectively the "Paragon Notes") for shares of common stock of Paragon (the "Common Stock" or the "Consideration").  Subject to the terms and conditions of the Exchange Offer and the Consent Solicitation (as further described under the section entitled "The Exchange Offer and the Consent Solicitation"), each holder of a Paragon Notes (each a "Holder" and collectively the "Holders") who validly delivers and does not withdraw all Paragon Notes held by such Holder shall receive 60 shares of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  If a Holder validly delivers and does not withdraw all Paragon Notes held by such Holder by March 4, 2016 (the "Early Delivery Deadline") then such Holder shall receive 75 shares, in total, of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  The number of shares of Common Stock to which each Holder delivering Paragon Notes on or before the Early Delivery Deadline or the Expiration Date, as the case may be, shall be adjusted to reflect the Reverse Stock Split, if any, that the Company may effect as described below.  Paragon Notes delivered and not withdrawn prior to the Early Delivery Deadline may not be withdrawn.  Unless there is an extension, settlement for the Paragon Notes validly delivered and not validly withdrawn on or before the Early Delivery Deadline will be on March 9, 2016 (the "Initial Settlement Date"), and settlement for Notes validly delivered after the Early Delivery Deadline and on or before the Expiration Date will be on March 17, 2016 (the "Final Settlement Date").  Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation will not be entitled to any future interest on such Paragon Notes or any accrued but unpaid interest as of March 14, 2016, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Consideration in the Exchange Offer and the Consent Solicitation.
Paragon will take advantage of an available 30-day grace period for making the quarterly cash interest payment due on February 15, 2016 on the Paragon Notes, however, as of the date of this letter, the Company does not have sufficient liquidity to make such payment and there is no guarantee it will be able to make such payment within the 30-day grace period or at all to holders of Paragon Notes that are not exchanged in this Exchange Offer.  The cash interest that Holders of the Paragon Notes would otherwise be entitled has been included in the calculation of the number of shares of Common Stock such Holders are being offered in the Exchange Offer and will receive in lieu of such cash interest payment.
Paragon is currently negotiating with its remaining lenders to extend existing covenant waivers and to restructure its outstanding debt, which is secured by its vessels the Coral Seas, Golden Seas, Prosperous Seas, Proud Seas, Precious Seas and Priceless Seas, which vessels constitute Paragon's entire existing fleet.  Although these negotiations are ongoing, there is a significant risk that Paragon will be unable to negotiate an extension of such financing, in which case its lenders will have the right to foreclose on its remaining vessels.  Paragon is also exploring several alternatives aiming to manage its working capital requirements and other commitments, including additional debt, equity offerings and potential sales of assets.  Paragon cannot assure you that it will be able to find an alternative method of raising capital to provide sufficient funds to meet its ongoing capital and operating needs.  If Paragon is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company will sell its newbuilding contracts.  If Paragon is unable to successfully negotiate a restructuring of its current debt it may need to liquidate all of its assets.

As of the date of this letter, Paragon's issued and outstanding Common Stock is 26,034,266.  Subject to the terms of the Exchange Offer described herein, the issuance of Common Stock based on the valid delivery without the valid withdraw of all of the outstanding Paragon Notes by the Early Delivery Deadline will result in the issuance of approximately 74% of the Company's issued and outstanding Common Stock.  Furthermore, the issuance of Common Stock based on the valid delivery of all of the outstanding Paragon Notes after the Early Delivery Deadline but before the Expiration date will result in the issuance of approximately 69% of the Company's issued and outstanding Common Stock.
The Company held a special meeting of shareholders on February 12, 2016, at which shareholders approved a reverse stock split of its issued and outstanding shares of its common stock within the range of from 1-for-2 to 1-for-50 (the "Reverse Stock Split"), the effective date of such Reverse Stock Split to be at the discretion of the Company's Board of Directors.  If Paragon effectuates the Reverse Stock Split prior to either the Initial Settlement Date or the Final Settlement Date then the amount of Consideration issued in the Exchange Offer to the Noteholders who deliver their Notes and receive their Consideration on a settlement date that comes after the effective date of the Reverse Stock Split will be adjusted to reflect the Reverse Stock Split.
It is a condition to the consummation of the Exchange Offer and the Consent Solicitation that, among other things, at least 80% of the aggregate principal amount (the "Minimum Exchange Condition") of all outstanding Paragon Notes are validly delivered for exchange and not withdrawn by the Early Delivery Deadline, such deliveries of Paragon Notes being irrevocable thereafter, and Holders representing such Paragon Notes deliver their consents to the Proposed Amendments (as defined below).  The Company may waive the Minimum Exchange Condition at its sole discretion.
Paragon's Common Stock trades on the NASDAQ under the symbol "PRGN".  The last trading price of its Common Stock on the NASDAQ was $0.07 on February 11, 2016.
Concurrently with the Exchange Offer, Paragon is also soliciting consents from the Holders (the "Consent Solicitation") for certain amendments to the indenture governing the Paragon Notes pursuant to which the Paragon Notes were issued as amended and supplemented (the "Indenture"), to eliminate restrictive covenants under section 6.01, section 6.02, section 7.01(d) and to delete Article IV in its entirety from the First Supplemental Indenture dated August 8, 2014 (collectively, the "Proposed Amendments").  Delivery by any Holder in the Exchange Offer and the Consent Solicitation will also constitute an approval by such Holder of the Proposed Amendments.  The Proposed Amendments will not become operative unless and until the Exchange Offer and the Consent Solicitation is consummated.
The Common Stock will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) of the Securities Act and the exemption from state securities law requirements provided by Section 18(b)(4)(C) of the Securities Act.  Paragon has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of deliveries hereunder.  Any such solicitation or recommendation of deliveries by persons other than Paragon must not be relied upon by you as having been authorized by Paragon.
The Exchange Agent for the Exchange Offer and the Consent Solicitation is:

Computershare

By Facsimile (Eligible Institutions Only): 617-360-6810 Attention: Paragon Shipping Inc. Confirmation by Telephone: 718-575-2332
By Overnight Delivery:
 Computershare
c/o Voluntary Corporate Actions
250 Royall Street, Suite V
Canton, MA 02021
 Attention: Paragon Shipping Inc.

By Mail:
 Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, Rhode Island 02940-3011
Attention: Paragon Shipping Inc.

Questions and requests for assistance or for additional copies of this Letter of Transmittal may be directed to the Information Agent at its respective telephone numbers and mailing and delivery address listed below.  You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

The Information Agent for the Exchange Offer and the Consent Solicitation is:

480 Washington Blvd., 26th Floor Jersey City, NJ 07310 Call Toll-Free: (888) 666-2580

The Letter of Transmittal can be accessed at: http://www.paragonship.com

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS LETTER OF TRANSMITTAL VIA FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE VALID DELIVERY.  THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.
This Letter of Transmittal is to be used (i) if certificates representing Paragon Notes are to be forwarded herewith or (ii) if delivery of Paragon Notes is to be made by book-entry transfer to an account maintained by the Exchange Agent at The Depository Trust Company (the "Depository" or "DTC") pursuant to the procedures set forth in "The Exchange Offer and the Consent Solicitation—Procedures for Delivering Paragon Notes and Delivering Consents—Book-Entry Delivery Procedures."
DTC has confirmed that the Exchange Offer and the Consent Solicitation is eligible for DTC's Automated Tender Offer Program ("ATOP").  Accordingly, participants in DTC's ATOP may, instead of physically completing and signing the applicable Letter of Transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of the Exchange Offer and the Consent Solicitation by causing DTC to transfer Paragon Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer.  DTC will then send an agent's message to the Exchange Agent.
YOUR BANK OR BROKER CAN ASSIST YOU IN COMPLETING THIS FORM.  THE INSTRUCTIONS INCLUDED WITH THIS LETTER OF TRANSMITTAL MUST BE FOLLOWED.  QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT.

THE EXCHANGE OFFER AND THE CONSENT SOLICITATION
The Exchange Offer
Paragon is offering each Holder of Paragon Notes the opportunity to exchange all of such Holder's Paragon Notes for Common Stock.  Pursuant to the Exchange Offer, each Holder who validly delivers and does not withdraw all Paragon Notes held by such Holder will receive 60 shares of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  If a Holder validly delivers and does not withdraw all Paragon Notes held by such Holder by the Early Delivery Deadline then such Holder shall receive 75 shares, in total, of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  Each exchange ratio describe above will be adjusted for any Reverse Stock Split.  Unless there is an extension, settlement for the Paragon Notes validly delivered and not validly withdrawn on or before the Early Delivery Deadline will be on the Initial Settlement Date, and settlement for Notes validly delivered after the Early Delivery Deadline and on or before March 14, 2016 will be on the Final Settlement Date.
Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer will not be entitled to any accrued and unpaid interest on such Paragon Notes, regardless of when the Exchange Offer closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Consideration in the Exchange Offer.  Paragon will take advantage of an available 30-day grace period for making the quarterly cash interest payment due on February 15, 2016 on the Paragon Notes, however, as of the date of this letter, the Company does not have sufficient liquidity to make such payment and there is no guarantee it will be able to make such payment within the 30-day grace period or at all to holders of Paragon Notes that are not exchanged in this Exchange Offer.  The cash interest that Holders of the Paragon Notes would otherwise be entitled has been included in the calculation of the number of shares of Common Stock such Holders are being offered in the Exchange Offer and will receive in lieu of such cash interest payment.
Paragon is currently negotiating with its remaining lenders to extend existing covenant waivers and to restructure its outstanding debt, which is secured by its vessels the Coral Seas, Golden Seas, Prosperous Seas, Proud Seas, Precious Seas and Priceless Seas, which vessels constitute Paragon's entire existing fleet.  Although these negotiations are ongoing, there is a significant risk that Paragon will be unable to negotiate an extension of such financing, in which case its lenders will have the right to foreclose on its remaining vessels.  Paragon is also exploring several alternatives aiming to manage its working capital requirements and other commitments, including additional debt, equity offerings and potential sales of assets.  Paragon cannot assure you that it will be able to find an alternative method of raising capital to provide sufficient funds to meet its ongoing capital and operating needs.  If Paragon is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company will sell its newbuilding contracts.  If Paragon is unable to successfully negotiate a restructuring of its current debt it may need to liquidate all of its assets.
As of the date of this letter, Paragon's issued and outstanding Common Stock is 26,034,266.  Subject to the terms of the Exchange Offer described herein, the issuance of Common Stock based on the valid delivery without the valid withdraw of all of the outstanding Paragon Notes by the Early Delivery Deadline will result in the issuance of approximately 74% of the Company's issued and outstanding Common Stock.  Furthermore, the issuance of Common Stock based on the valid delivery of all of the outstanding Paragon Notes after the Early Delivery Deadline but before the Expiration date will result in the issuance of approximately 69% of the Company's issued and outstanding Common Stock.
Paragon held a special meeting of shareholders on February 12, 2016, at which shareholders approved a reverse stock split of its issued and outstanding shares of its common stock within the range of from 1-for-2 to 1-for-50 (the "Reverse Stock Split"), the effective date of such Reverse Stock Split to be at the discretion of the Company's Board of Directors.  If Paragon effectuates the Reverse Stock Split prior to either the Initial Settlement Date or the Final Settlement Date then the amount of Consideration issued in the Exchange Offer to the Noteholders who deliver their Notes and receive their Consideration on a settlement date that comes after the effective date of the Reverse Stock Split will be adjusted to reflect the Reverse Stock Split.

The Exchange Offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act.  The shares of Common Stock to be issued in the Exchange Offer have not been and will not be registered with the SEC.  The shares of Common Stock that you receive in the Exchange Offer, however, are expected to be freely tradable, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act.  Common Stock issued in the Exchange Offer will be listed on NASDAQ under the symbol "PRGN."
The Exchange Offer will not affect Paragon's obligation to pay principal and interest on any Paragon Notes that are not delivered pursuant to the Exchange Offer.  However, as described below under "—The Consent Solicitation," if the Exchange Offer is consummated, certain of the covenants and certain other terms in the Indenture will be eliminated or amended to become substantially less restrictive, and the Indenture will afford significantly reduced protections to the Holders who do not exchange their Paragon Notes pursuant to the Exchange Offer.  It is likely that Paragon will not be able to fund the quarterly cash interest payment for the Paragon Notes due on February 15, 2016 for any Paragon Notes that are not exchanged in the Exchange Offer.
Holders do not have any appraisal or dissenters' rights under the Marshall Islands Law or under the Indenture in connection with the Exchange Offer.
The Consent Solicitation
Concurrent with the Exchange Offer, Paragon is conducting the Consent Solicitation for the Proposed Amendments to the Indenture to eliminate restrictive covenants under section 6.01, section 6.02 section 7.01(d) and to delete Article IV in its entirety from the First Supplemental Indenture dated August 8, 2014.
The "Proposed Amendments" include the deletion of the provisions summarized below from the Indenture.
•	Section 6.01. Limitation on Borrowings. The Company shall not permit Net Borrowings to equal or exceed 70% of Total Assets.
•	Section 6.02. Limitation on Minimum Net Worth. The Company shall ensure that its Net Worth always exceeds one hundred million dollars ($100,000,000).
•	Section 7.01(d). Failure by the Company to provide notice of a Change of Control or a Limited Permitted Asset Sale or to repurchase Notes delivered for repurchase following the occurrence of a Change of Control or a Limited Permitted Asset Sale in conformity with the covenants set forth in Article IV of this First Supplemental Indenture shall be deemed an Event of Default.
•	Article IV. Article IV is reproduced under Appendix A hereto. Article IV, among other things, defines the term Change of Control under the Indenture and declares that if a Change of Control occurs at any time, holders will have the right, at their option, to require Paragon to purchase for cash any or all of such holder's Notes.
The Proposed Amendments would also make certain other changes in the Indenture and the Paragon Notes of a technical or conforming nature, including the deletion of those definitions from the Indenture and the Paragon Notes that are used only in provisions that would be eliminated as a result of the elimination or modification of the foregoing provisions and cross references to the provisions in the Indenture and the Paragon Notes that have been deleted as a result of the Proposed Amendments will be revised to reflect such deletions.
The Proposed Amendments constitute a single proposal and a delivering Holder must consent to the Proposed Amendments in their entirety and may not consent selectively with respect to only certain aspects of the Proposed Amendments.  A delivery by any Holder of Paragon Notes in the Exchange Offer will also constitute an approval by such Holder of the Proposed Amendments in the Consent Solicitation.  In order to amend the Indenture, consents are needed from Holders of a majority in aggregate principal amount of all outstanding Paragon Notes of the Issue; and the Exchange Offer is conditioned on, among other things, the valid delivery, without valid revocation, of at least 80% of the total principal amount outstanding of the Paragon Notes by the Early Delivery Deadline, which condition may be waived by the Company in its sole discretion without further notice.  The Proposed Amendments will not become operative unless and until the Exchange Offer is consummated.

The Proposed Amendments will be embodied in a second supplemental indenture (the "Supplemental Indenture").  The Supplemental Indenture will become effective upon execution by Paragon and the Trustee in connection with the consummation of the Exchange Offer and the Consent Solicitation.  Thereafter, the Proposed Amendments will be binding with respect to all Paragon Notes then outstanding.  If the Exchange Offer and the Consent Solicitation are terminated or withdrawn, or the Paragon Notes are not accepted for exchange, the Supplemental Indenture will not become operative.
Expiration of the Exchange Offer and the Consent Solicitation; Extension of Offer; Right to Terminate Offer
The Exchange Offer and the Consent Solicitation will expire at 11:59 p.m., New York City time, on March 14, 2016, unless extended, in which case the Expiration Date will be such date to which the Expiration Date is extended.  Paragon expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Exchange Offer and the Consent Solicitation are open by giving oral or written notice of such extension to the Exchange Agent and making a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  Without limiting the manner in which Paragon may choose to make a public announcement of any extension, amendment or termination of the Exchange Offer and the Consent Solicitation, Paragon will not have any obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to Dow Jones News Services, Business Wire or PR Newswire.  There can be no assurance, however, that Paragon will exercise its right to extend the Exchange Offer and the Consent Solicitation.
Paragon expressly reserves the right, in its sole discretion, to amend or modify at any time, or from time to time, the terms of the Exchange Offer and the Consent Solicitation.  If Paragon exercises such right, it will give oral or written notice of such amendment or modification to the Exchange Agent and make a public announcement thereof as promptly as practicable.  If Paragon determines to make a material change to the terms of the Exchange Offer, including without limitation a change in the consideration offered to Holders and, at the time that notice of such change is first published, sent or given to Holders in the manner specified below, the Exchange Offer and the Consent Solicitation are scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Exchange Offer and the Consent Solicitation will be extended until the expiration of such ten business day period.  As used herein, a "business day" means any day other than a Saturday, Sunday or federal holiday in the United States.
Paragon also expressly reserves the right, in its sole discretion, to terminate the Exchange Offer and the Consent Solicitation and not accept for exchange any Paragon Notes that have been delivered or to waive the minimum number of Paragon Notes to be delivered.  If any delivered Paragon Notes are not accepted for exchange for any reason, any certificates representing such Paragon Notes will be returned to the registered holder thereof or as otherwise instructed in the Letter of Transmittal delivered in connection with the delivery of such Paragon Notes (or, in the case of Paragon Notes delivered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility, credited to the account maintained at such book-entry transfer facility from which such Paragon Notes were delivered).
Conditions to the Exchange Offer and the Consent Solicitation
The obligation of Paragon to consummate the Exchange Offer and the Consent Solicitation is conditioned upon the valid participation of at least 80% of the outstanding principal amount of the Paragon Notes in the Exchange by the Early Delivery Deadline and such validly delivered Paragon Notes not being validly withdrawn prior to the Early Delivery Deadline.  This condition may be waived by Paragon in its sole discretion and Paragon may accept a lesser number of Paragon Notes for exchange at the Early Delivery Date without further notice.
The foregoing condition is for the benefit of Paragon and may be asserted by Paragon regardless of the circumstances giving rise to any such condition (including any action or inaction by Paragon) and may be waived by Paragon, in whole or in part, at any time and from time to time.  The failure by Paragon at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right that may be asserted at any time and from time to time.

Procedures for Delivering Paragon Notes and Delivering Consents
The delivery of Paragon Notes pursuant to the Exchange Offer and in accordance with the procedures described below will constitute (i) a delivery of the Paragon Notes and (ii) the delivery of a consent to the Proposed Amendments by such Holder with respect to such Paragon Notes.
The method of delivery of Paragon Notes, a Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message (as defined below) transmitted through DTC's Automated Tender Offer Program ("ATOP"), is at the election and risk of the person delivering Paragon Notes and delivering the Letter of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Exchange Agent.  If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date, to permit delivery to the Exchange Agent on or prior to such date.
We have not provided guaranteed delivery procedures in conjunction with the Exchange Offer and the Consent Solicitation.  Holders must timely deliver their Paragon Notes in accordance with the procedures set forth herein in order to participate in the Exchange Offer.
LETTERS OF TRANSMITTAL AND PARAGON NOTES SHOULD BE SENT TO THE EXCHANGE AGENT AND NOT TO PARAGON, DTC, THE INFORMATION AGENT, THE TRUSTEE OR ANY OTHER PERSON.  THE FOLLOWING IS THE ADDRESS FOR DELIVERIES BY REGISTERED OR CERTIFIED MAIL, DELIVERIES BY OVERNIGHT COURIER AND BY HAND AND FACSIMILE TRANSMISSIONS TO THE EXCHANGE AGENT:
By Registered or Certified Mail,	By Facsimile: 617-360-6810
by Overnight Courier :
Computershare c/o Voluntary Corporate Actions
250 Royall Street, Suite V
Canton, MA 02021
Attention: Paragon Shipping, Inc.	For Information or Confirmation by
Telephone: 718-575-2332

A Holder who wishes to deliver Paragon Notes in the Exchange Offer must deliver all of such Holder's Paragon Notes.  Partial deliveries are not permitted.  Paragon will be deemed to have accepted validly delivered Paragon Notes and validly delivered consents in the Exchange Offer and the Consent Solicitation when, as and if Paragon gives oral or written notice thereof to the Exchange Agent.  The Exchange Agent will act as agent for the delivering Holders of Paragon Notes for the purposes of receiving any Common Stock from Paragon.  The Common Stock will be delivered in exchange for Paragon Notes accepted in the Exchange Offer on the closing date of the Exchange Offer, or as soon as reasonably practicable thereafter.
Delivery of Paragon Notes and Consents.  The delivery by a Holder of Paragon Notes and delivery of consents (and subsequent acceptance of such delivery) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and Paragon in accordance with the terms and subject to the conditions set forth herein.
The procedures by which Paragon Notes may be delivered and consents given by beneficial owners who are not registered Holders will depend upon the manner in which the Paragon Notes are held.

Delivery of Paragon Notes Held in Physical Form.  To effectively deliver the Paragon Notes held in physical form (and deliver the consents), a properly completed Letter of Transmittal duly executed by the Holder thereof (or a manually signed facsimile thereof), and any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at its address set forth on the back cover of the Consent Solicitation Statement on or prior to the Expiration Date.  In addition, certificates representing such Paragon Notes must be received by the Exchange Agent at such address on or prior to the Expiration Date.  A delivery of Paragon Notes may also be effected through the deposit of Paragon Notes with DTC and the making of book-entry delivery as described below; however, a completed and executed Letter of Transmittal is still required to effectuate the valid delivery of consents with respect to such Paragon Notes.  In order for a Holder to receive Common Stock as consideration for its Paragon Notes, the Paragon Notes (unless the delivery is effected by depositing Paragon Notes with DTC and the making of book-entry delivery as described below), the Letter of Transmittal and the other required documents must be received by the Exchange Agent prior to 11:59 p.m., New York City time, on the Expiration Date.  LETTERS OF TRANSMITTAL, THE OTHER REQUIRED DOCUMENTS AND PARAGON NOTES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT AND SHOULD NOT BE SENT TO PARAGON, DTC, THE INFORMATION AGENT, THE TRUSTEE OR ANY OTHER PERSON.
If the Paragon Notes are registered in the name of a person other than the signer of a Letter of Transmittal, then, in order to deliver such Paragon Notes pursuant to the Exchange Offer, the Paragon Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such Holder or Holders appear on the Paragon Notes, with the signature(s) on the Paragon Notes or instruments of transfer guaranteed as provided below.  In the event such procedures are followed by a beneficial owner delivering Paragon Notes, the Holder or Holders of such Paragon Notes must sign a valid proxy pursuant to the Letter of Transmittal, because Paragon Notes may not be delivered on or prior to such Expiration Date without also consenting to the Proposed Amendments, and only registered Holders as of the date of delivery of the Letter of Transmittal are entitled to deliver consents.  If the Letter of Transmittal or any Paragon Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Paragon, provide evidence satisfactory to Paragon of their authority to so act.
Delivery of Paragon Notes Held Through a Custodian.  Any beneficial owner whose Paragon Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to deliver Paragon Notes and consents should contact the registered Holder promptly and instruct such Holder to deliver on its behalf by completing the form of instructions provided by its broker, bank or other nominee.
Delivery of Paragon Notes Held Through DTC.  To effectively deliver Paragon Notes (and the consents) that are held through DTC, DTC Participants should either (i) properly complete and duly execute the Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal and such other documents to the Exchange Agent, or (ii) electronically transmit their acceptance through ATOP (and thereby deliver Paragon Notes), for which the transaction will be eligible, in lieu of properly completing and duly executing a Letter of Transmittal, so that they are received by the Exchange Agent prior to 11:59 p.m., New York City time, on March 14, 2016.  Upon receipt of such Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Exchange Agent for its acceptance.  Delivery of Paragon Notes must be made to the Exchange Agent pursuant to the book-entry delivery procedures set forth below.
Except as provided below, unless the Paragon Notes being delivered are deposited with the Exchange Agent on or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent's Message), Paragon may, at its option, treat such delivery as defective.

Book-Entry Delivery Procedures.  The Exchange Agent will establish accounts with respect to the Paragon Notes at DTC for purposes of the Exchange Offer within four business days after the date of delivery of the Letter of Transmittal, and any financial institution that is a participant in DTC may make book-entry delivery of the Paragon Notes by causing DTC to transfer such Paragon Notes into the Exchange Agent's account in accordance with DTC's ATOP procedures for such transfer.  In order to insure accurate dissemination of the exchange consideration at settlement, each DTC Participant must submit an individual Voluntary Offering Instruction per each beneficial owner of the Paragon Notes wishing to participate in the offer.  In addition, the name and account number of the beneficial owner of the Paragon Notes being exchanged must be included in the Agent's Message with respect to all exchanges of $500,000 or more.  Delivery of documents to DTC does not constitute delivery to the Exchange Agent.  The confirmation of a book-entry transfer into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."
Agent's Message.  The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant delivering the Paragon Notes and that such DTC Participants have received the Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal, and Paragon may enforce such agreement against such DTC Participants.
Signature Guarantees.  Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a "Medallion Signature Guarantor"), unless the Paragon Notes and consents delivered thereby are delivered (i) by a registered Holder of Paragon Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Paragon Notes) who has not completed any of the boxes entitled "Special Exchange Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of a member firm of a registered national securities exchange or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution").  See Instructions 3 and 4 below.  If the Paragon Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Paragon Notes not accepted for delivery are to be returned to a person other than the registered Holder, then the signature on the Letter of Transmittal accompanying the delivered Paragon Notes must be guaranteed by a Medallion Signature Guarantor as described above.  See Instruction 3 of the Letter of Transmittal.
Backup Withholding.  To prevent backup withholding tax, each delivering Holder of Paragon Notes (or other payee) must provide the Exchange Agent with such Holder's (or other payee's) correct taxpayer identification number and certify that such Holder (or other payee) is not subject to backup withholding by completing Substitute Form W-9 included in the Letter of Transmittal or provide another adequate basis for an exemption from backup withholding, including with respect to non-U.S. persons, completing a Form W-8.  See Instruction 10 of the Letter of Transmittal.
Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any delivered or withdrawn Paragon Notes or consents pursuant to any of the procedures described above will be determined by Paragon in its sole discretion (whose determination shall be final and binding).  Paragon expressly reserves the absolute right, in its sole discretion, subject to law, to reject any or all deliveries of any Paragon Notes or consents determined by them not to be in proper form or, in the case of Paragon Notes, if the acceptance for exchange of, or exchange for, such Paragon Notes may, in the opinion of the Company's counsel, be unlawful.  Paragon also reserves the absolute right, in its sole discretion, subject to law, to waive or amend any of the conditions of the Exchange Offer and the Consent Solicitation or to waive any defect or irregularity in any delivery with respect to particular Paragon Notes or delivery of consents of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.  Paragon's interpretation of the terms and conditions of the Exchange Offer and the Consent Solicitation (including the Letter of Transmittal and the Instructions thereto) will be final and binding.  None of Paragon, the Exchange Agent, the Trustee, or any other person will be under any duty to give notification of any defects or irregularities in deliveries or will incur any liability for failure to give any such notification.  If Paragon waives its right to reject a defective delivery of Paragon Notes, the Holder will be entitled to receive Common Stock.

Withdrawal of Deliveries and Revocation of Consents
Deliveries of Paragon Notes pursuant to the Exchange Offer may be withdrawn and consents delivered pursuant to the Consent Solicitation may be revoked at any time until the Early Delivery Deadline, including any extension thereof.  Paragon Notes delivered and not withdrawn prior to the Early Delivery Deadline may not be withdrawn.  Thereafter, such deliveries may be withdrawn and consents may be revoked only if the Exchange Offer and the Consent Solicitation are terminated without any Paragon Notes being accepted for exchange pursuant to the Exchange Offer.
Any Holder that has delivered Paragon Notes in the Exchange Offer and delivered its consent in the Consent Solicitation prior to the Early Delivery Deadline may withdraw all, but not less than all, of such Paragon Notes and revoke such consent prior to the Early Delivery Deadline by delivery of a written notice of withdrawal and revocation, subject to the limitations described herein.  Partial withdrawals are not permitted.  A valid withdrawal of delivered Paragon Notes on or prior to the Early Delivery Deadline will constitute a concurrent valid revocation of such Holder's consent.  Paragon Notes delivered and not withdrawn prior to the Early Delivery Deadline may not be withdrawn.  In order for a Holder to validly revoke a consent, such Holder must validly withdraw the delivered Paragon Notes to which that consent relates.
To be effective, a written telegraphic or facsimile transmission (or delivery by hand or by mail) notice of withdrawal and revocation must (i) be timely received by the Exchange Agent at its address set forth above or on the back cover hereof prior to the Early Delivery Date (ii) specify the name of the person having delivered the Paragon Notes to be withdrawn and the consent to be revoked, the principal amount of such Paragon Notes and the name of the Holder(s) of such Paragon Notes as set forth thereon, if different from that of the person that delivered such Paragon Notes, (iii) contain the description of the Paragon Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Paragon Notes (unless such Paragon Notes were delivered by book-entry transfer) and (iv) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Paragon Notes were delivered and the consent given (including any required signature guarantees) or be accompanied by (A) documents of transfer sufficient to have the trustee register the transfer of the Paragon Notes into the name of the person withdrawing such Paragon Notes and revoking such consent and (B) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder.  If Paragon Notes have been delivered pursuant to the procedures for book-entry transfer as set forth herein, any notice of withdrawal and revocation must also specify the name and number of the account at DTC to be credited with the withdrawn Paragon Notes and such revocation must comply with DTC's ATOP withdrawal procedures.  Paragon reserves the right to contest the validity of any withdrawal and revocation.  A purported withdrawal and revocation which is not received by the Exchange Agent in a timely fashion will not be effective.
All properly withdrawn Paragon Notes will thereafter be deemed not validly delivered and all properly revoked consents will be deemed not validly delivered for purposes of the Exchange Offer and the Consent Solicitation; provided, however, that withdrawn Paragon Notes and revoked consents may be re-delivered and given again by following one of the appropriate procedures described herein at any time prior to the Expiration Date provided however that Paragon Notes validly withdrawn prior to the Early Delivery Deadline and re-delivered after the Early Delivery Deadline will not receive the additional consideration to which Paragon Notes delivered and not withdrawn prior to the Early Delivery Deadline are entitled to.  All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and revocation of consents will be determined by Paragon in its sole discretion (whose determination shall be final and binding).  None of Paragon, the Exchange Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation of consents, or incur any liability for failure to give any such notification.

Resales of Common Stock
The Common Stock issued pursuant to the Exchange Offer is expected to be freely tradable and will not constitute "restricted securities" as defined in Rule 144 of the Securities Act and may generally be resold by a holder who is not (i) an "affiliate" of Paragon within the meaning of Rule 144 of the Securities Act or (ii) a broker-dealer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Common Stock were acquired in the ordinary course of such holder's business and such holders have no arrangement or understanding with any person to participate in the distribution of Common Stock.  If you have any arrangement or understanding with any person to participate in the distribution of Common Stock, you (i) could not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  A broker-dealer who holds Paragon Notes that were acquired for its own account as a result of market-making or other trading activities must comply with special rules under the Securities Act in connection with any resale of Common Stock received in exchange for such Paragon Notes.  In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Common Stock may not be offered or sold unless it has been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with.
Certificates representing the Common Stock will not include restrictive legends.  The Common Stock will not have the benefit of registration rights.

Appendix A

ARTICLE IV
CHANGE OF CONTROL

Section 4.01. Change of Control. (a) If a Change of Control occurs at any time, Holders will have the right, at their option, to require the Company to purchase for cash any or all of such Holder's Notes, or any portion of the principal amount thereof, that is equal to $25.00 or an integral multiple of $25.00. The price the Company is required to pay (the "Change of Control Purchase Price") is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Change of Control Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date. The "Change of Control Purchase Date" will be a date specified by the Company that is not less than 20 or more than 35 calendar days following the date of the Change of Control notice as described below. Any Notes purchased by the Company will be paid for in cash. A "Change of Control" will be deemed to have occurred at the time after the Notes are originally issued if:

(i) any "Person" (defined, for purposes of this Article IV, as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holder, is or becomes the "Beneficial Owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such Person shall be deemed to have "Beneficial Ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(ii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holder or (ii) a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction; or

(iii) Continuing Directors cease to constitute at least a majority of the Board of Directors; or

(iv) if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, the Notes fail, or at any point cease, to be listed on the New York Stock Exchange or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of Control if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.

Please list on the next page the Paragon Notes to which this Letter of Transmittal relates.  If the space provided on the next page is inadequate, list the certificate numbers and principal amount on a separate signed schedule and attach that schedule to this Letter of Transmittal.  See Instruction 3.

ALL HOLDERS DELIVERING PARAGON NOTES COMPLETE THIS BOX:
Description of Paragon Notes Delivered *

Name(s) and Address(es) of Registered Holder (fill in, if blank)	Paragon Notes Delivered
Total Amount Delivered	Certificate or Registration Number(s)	Aggregate Principal Amount Represented by Paragon Notes	Principal Amount Delivered**
		$	$

		$	$

____________
*	Need not be completed by book-entry holders. Such holders should check the appropriate box below and provide the requested information.
**	Unless otherwise indicated, the holder will be deemed to have delivered the full aggregate principal amount represented by such Paragon Notes.

☐ YES, PLEASE EXCHANGE MY PARAGON NOTES SET FORTH IN THE TABLE ABOVE PRIOR TO THE EARLY DELIVERY DEADLINE SO THAT I AM ENTITLED TO RECEIVE ADDITIONAL CONSIDERATION AT THE INITIAL SETTLEMENT DATE.

☐ YES, PLEASE EXCHANGE MY PARAGON NOTES SET FORTH IN THE TABLE ABOVE AFTER THE EARLY DELIVERY DEADLINE.

The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Exchange Offer and the Consent Solicitation.  Holders who wish to deliver their Paragon Notes must complete this letter in its entirety.

☐ CHECK HERE IF DELIVERED PARAGON NOTES ARE ENCLOSED HEREWITH.

☐  CHECK HERE IF DELIVERED PARAGON NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT AT DTC AND COMPLETE THE FOLLOWING (FOR USE BY ELIGIBLE INSTITUTIONS ONLY):

Name of Delivering Institution:

DC Account Number:

Transaction Code Number:

NOTE:  SIGNATURES MUST BE PROVIDED BELOW
 PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY
Ladies and Gentlemen:
The undersigned hereby acknowledges receipt of this Letter of Transmittal, which constitutes (i) an offer to exchange the Paragon Notes for Common Stock upon the terms and subject to the conditions set forth herein and (ii) the Company's solicitation (the "Solicitation") of consents from the registered Holders of the outstanding Paragon Notes to the adoption of the proposed amendments (the "Proposed Amendments") to the Indenture under which the Paragon Notes were issued (as amended, the "Indenture") to eliminate certain restrictive covenants under section 6.01, section 6.02, section 7.01(d) and to delete Article IV in its entirety from the First Supplemental Indenture dated August 8, 2014.  The Proposed Amendments will not become operative unless and until the Exchange Offer and the Consent Solicitation is consummated.
Pursuant to the Exchange Offer, each Holder who validly delivers and does not withdraw all Paragon Notes held by such Holder shall receive 60 shares of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  If a Holder validly delivers and does not withdraw all Paragon Notes held by such Holder by the Early Delivery Deadline then such Holder shall receive 75 shares in total of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  Each exchange ratio describe above will be adjusted for any Reverse Stock Split.  Paragon Notes delivered and not withdrawn prior to the Early Delivery Deadline may not be withdrawn.  Unless there is an extension, settlement for the Paragon Notes validly delivered and not validly withdrawn on or before the Early Delivery Deadline will be on the Initial Settlement Date, and settlement for Notes validly delivered after the Early Delivery Deadline and on or before the Expiration Date will be on the Final Settlement Date.  Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation will not be entitled to any future interest on such Paragon Notes as well as any accrued but unpaid interest as of March 14, 2016, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Consideration in the Exchange Offer and the Consent Solicitation.
Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation will not be entitled to any accrued and unpaid interest on such Paragon Notes, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Consideration in the Exchange Offer.  Paragon currently has taken advantage of the applicable 30-day grace period for making the quarterly cash interest payment due on February 15, 2016 on the Paragon Notes, however, as of the date of this letter, the Company does not have sufficient liquidity to perform on such payment and there is no guarantee it will be able to make such payment within the 30-day grace period or at all to holders of Paragon Notes that are not exchanged in this Exchange Offer.  The cash interest that Holders of the Paragon Notes would otherwise be entitled has been included in the calculation of the number of shares of Common Stock such Holders are being offered in the Exchange Offer and will receive in lieu of such cash interest payment.  Delivery by any Holder of Paragon Notes in the Exchange Offer and the Consent Solicitation will also constitute a release by such Holder of any right such delivering Holder of Paragon Notes may have to receive any future interest on such Paragon Notes  as well as any accrued but unpaid interest in the form of cash, or interest in any form and such delivering Holders, including, without limitation, Holders delivering Paragon Notes, expressly agree that any right of such Holders to receive any future interest on such Paragon Notes  as well as any accrued but unpaid interest shall be in the form of the Common Stock and shall be deemed paid in full upon receipt of the Consideration.
Paragon is currently negotiating with its remaining lender to extend existing covenant waivers and to restructure its outstanding debt, which is secured by its vessels the Coral Seas, Golden Seas, Prosperous Seas, Proud Seas, Precious Seas and Priceless Seas, which vessels constitute Paragon's entire on the water fleet.  Although these negotiations are ongoing, there is a significant risk that Paragon will be unable to negotiate an extension of such financing, in which case its lenders will have the right to foreclose on its remaining vessels.  Paragon is also exploring several alternatives aiming to manage its working capital requirements and other commitments, including additional debt, equity offerings and potential sales of assets.  Paragon cannot assure you that it will be able to find an alternative method of raising capital to provide sufficient funds to meet its ongoing capital and operating needs.  If Paragon is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company will sell its newbuilding contracts.  If Paragon is unable to successfully negotiate a restructuring of its current debt it may need to liquidate all of its assets.

As of the date of this letter, Paragon's issued and outstanding Common Stock is 26,034,266.  Subject to the terms of the Exchange Offer described herein, the issuance of Common Stock based on the valid delivery without the valid withdraw of all of the outstanding Paragon Notes by the Early Delivery Deadline will result in the issuance of approximately 74% of the Company's issued and outstanding Common Stock.  Furthermore, the issuance of Common Stock based on the valid delivery of all of the outstanding Paragon Notes after the Early Delivery Deadline but before the Expiration date will result in the issuance of approximately 69% of the Company's issued and outstanding Common Stock.
Paragon is also holding a special general meeting of shareholders on February 12, 2016 to approve a reverse stock split of its shares within the range from 1-for-2 up to 1-for-50 (the "Reverse Stock Split").  If Paragon effectuates a Reverse Stock Split prior to either the Initial Settlement Date or the Final Settlement Date then the ratio of the Reverse Stock Split will adjust the applicable exchange ratio used to determine the Consideration to be paid to the Noteholders who deliver their Notes and receive their Consideration on a settlement date that comes after the effective date of the Reverse Stock Split.
A Holder who desires to deliver Paragon Notes in the Exchange Offer and the Consent Solicitation must deliver all of such Holder's Paragon Notes.  Partial deliveries will not be permitted. Paragon Notes properly delivered and accepted and not validly withdrawn prior to the Early Delivery Deadline may not be withdrawn after the Early Delivery Deadline.  Paragon Notes delivered after the Early Delivery Date may not be withdrawn.
Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation will not be entitled to any accrued and unpaid interest on such Paragon Notes, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Consideration in the Exchange Offer.
Paragon does not currently intend to issue fractional shares of Common Stock in the Exchange Offer. Any fractional shares of Common Stock that would be issuable in the Exchange Offer, whether or not adjusted to reflect the Reverse Stock Split, if it is effected prior to a settlement date, will rounded up to the next whole number of shares of Common Stock..
Paragon's Common Stock trades on the NASDAQ under the symbol "PRGN". The last trading price of its Common Stock on the NASDAQ was $0.07 on February 11, 2016.
The Exchange Offer will not affect Paragon's obligation to pay principal and interest on any Paragon Notes that are not delivered pursuant to the Exchange Offer.  However, as described below under "—The Consent Solicitation," if the Exchange Offer is consummated, certain of the covenants and certain other terms in the Indenture will be eliminated or amended to become substantially less restrictive, and the Indenture will afford significantly reduced protections to the Holders who do not exchange their Paragon Notes pursuant to the Exchange Offer.  In addition there is a significant risk that Paragon will not be able to fund the quarterly cash interest payment it has due on February 15, 2016 for any Paragon Notes that are not exchanged in the Exchange Offer.
Holders do not have any appraisal or dissenters' rights under Marshall Islands Law or under the Indenture in connection with the Exchange Offer.
Concurrent with the Exchange Offer and the Consent Solicitation, Paragon is conducting the Consent Solicitation for the Proposed Amendments to the Indenture to eliminate section 6.01, section 6.02, section 7.01(d) and to delete Article IV in its entirety from the First Supplemental Indenture dated August 8, 2014.
The Proposed Amendments would also make certain other changes in the Indenture and the Paragon Notes of a technical or conforming nature, including the deletion of those definitions from the Indenture and the Paragon Notes that are used only in provisions that would be eliminated as a result of the elimination or modification of the foregoing provisions and cross references to the provisions in the Indenture and the Paragon Notes that have been deleted as a result of the Proposed Amendments will be revised to reflect such deletions.

The Proposed Amendments constitute a single proposal and a delivering Holder must consent to the Proposed Amendments in their entirety and may not consent selectively with respect to only certain aspects of the Proposed Amendments.  Delivery by any Holder of Paragon Notes in the Exchange Offer and the Consent Solicitation will also constitute an approval by such Holder of the Proposed Amendments in the Consent Solicitation.  In order to amend the Indenture, consents are needed from Holders of a majority in aggregate principal amount of all outstanding Paragon Notes and the Exchange Offer and the Consent Solicitation is conditioned on, among other things, the valid delivery, without valid revocation, of at least 80% of the total principal amount outstanding of the Paragon Notes by the Early Delivery Deadline (the "Minimum Exchange Condition").  The Minimum Exchange Condition may be waived by Paragon in its sole discretion without further notice. The Proposed Amendments will not become operative unless and until the Exchange Offer and the Consent Solicitation is consummated.
The Proposed Amendments will be embodied in a second supplemental indenture (the "Supplemental Indenture").  The Supplemental Indenture will become effective upon execution by Paragon and the Trustee in connection with the consummation of the Exchange Offer and the Consent Solicitation.  Thereafter, the Proposed Amendments will be binding with respect to all Paragon Notes then outstanding.  If the Exchange Offer and the Consent Solicitation are terminated or withdrawn, or the Paragon Notes are not accepted for exchange, the Supplemental Indenture will not become operative.
Paragon's obligation to accept Paragon Notes that are delivered is subject to the Minimum Exchange Condition as well as other conditions described below.
Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby delivers to Paragon, the above described principal amount of Paragon Notes and such Holder will receive 60 shares of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  If a Holder validly delivers and does not withdraw all Paragon Notes held by such Holder by March 4, 2016 (the "Early Delivery Deadline") then such Holder shall receive 75 shares in total of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  Each exchange ratio describe above will be adjusted for any Reverse Stock Split.  The receipt by the Exchange Agent of a duly executed Letter of Transmittal will also be deemed to constitute delivery of consent to the Proposed Amendments and agreement that Paragon Notes may not be withdrawn, and consents may not be revoked, after the Early Delivery Deadline.  Subject to, and effective upon the acceptance for exchange of the Paragon Notes delivered herewith, the undersigned hereby (1) irrevocably sells, assigns and transfers to or upon the order of Paragon all right, title and interest in and to all such Paragon Notes as are being delivered herewith, (2) irrevocably consents and approves of the Proposed Amendments as described in the section entitled "The Exchange Offer and Consent Solicitation", (3) irrevocably releases any right such delivering Holder of Paragon Notes may have to receive interest accrued on such Paragon Notes through, and including, March 14, 2016, in the form of cash, or interest in any form from March 14, 2016, and such delivering Holders, including, without limitation, Holders delivering Paragon Notes, expressly agree that any right of such Holders to receive interest through, and including, March 14, 2016, shall be in the form of the Common Stock, and shall be deemed paid in full upon receipt of the Consideration described in the Consent Solicitation Statement, and (4) irrevocably appoints the Exchange Agent as its agent and attorney-in-fact (with full knowledge that the Exchange Agent is also acting as agent of Paragon with respect to the delivered Paragon Notes with full power coupled with an interest) to (a) deliver certificates representing the Paragon Notes, or transfer ownership of the Paragon Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon Paragon's order, (b) present the Paragon Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of the Paragon Notes (except that the Exchange Agent will have no rights to or control over, Paragon's funds, except as Paragon's agent, for the exchange consideration for any delivered Paragon Notes that are exchanged by Paragon), all in accordance with the terms of the Exchange Offer.

If acceptance for exchange of or the exchange of any Paragon Notes delivered pursuant to the Exchange Offer and the Consent Solicitation is delayed (whether before or after Paragon's acceptance for exchange of Paragon Notes) or Paragon extends the Exchange Offer and the Consent Solicitation or is unable to accept for exchange or exchange the Paragon Notes delivered pursuant to the Exchange Offer, Paragon may instruct the Exchange Agent to retain delivered Paragon Notes, and those Paragon Notes may not be withdrawn, except to the extent that you are entitled to withdrawal rights set forth herein or in the Consent Solicitation Statement.
The undersigned hereby represents and warrants that the undersigned has full power and authority to deliver, sell, assign and transfer the Paragon Notes delivered hereby and to consent to the Proposed Amendments and to releases any right such delivering Holder of Paragon Notes may have to receive interest accrued on such Paragon Notes in the form of cash, or interest in any form, as described in the section entitled "The Exchange Offer and Consent Solicitation", and that, when the Paragon Notes are accepted for exchange, Paragon will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and that the Paragon Notes delivered hereby are not subject to any adverse claims or proxies.  The undersigned will, upon request, execute and deliver any additional documents deemed by Paragon or the Exchange Agent to be necessary or desirable to complete the sale, assignment and transfer of the Paragon Notes delivered hereby.  The undersigned has read and agrees to all of the terms of the Exchange Offer.
The undersigned understands that deliveries of Paragon Notes pursuant to any one of the procedures described in the section "The Exchange Offer and the Consent Solicitation—Procedures for Delivering Paragon Notes and Delivering Consents" and in the instructions herein will, upon Paragon's acceptance for exchange of such delivered Paragon Notes, constitute a binding agreement between the undersigned, Paragon upon the terms and subject to the conditions of the Exchange Offer.
Deliveries of Paragon Notes pursuant to the Exchange Offer, made and not validly withdrawn before the Early Delivery Deadline, may be withdrawn and consents delivered pursuant to the Consent Solicitation may be revoked at any time until the Early Delivery Deadline.  Thereafter, such deliveries may be withdrawn and consents to the Proposed Amendments may be revoked only if the Exchange Offer and the Consent Solicitation are terminated without any Paragon Notes being accepted for exchange pursuant to the Exchange Offer.
Any Holder that has delivered Paragon Notes in the Exchange Offer and delivered its consent in the Consent Solicitation may withdraw all, but not less than all, of such Paragon Notes and revoke such consent to the Proposed Amendments prior to the Early Delivery Deadline by delivery of a written notice of withdrawal and revocation, subject to the limitations described herein.  Partial withdrawals are not permitted.  A valid withdrawal of delivered Paragon Notes on or prior to the Early Delivery Deadline will constitute a concurrent valid revocation of such Holder's consent to the Proposed Amendments.  In order for a Holder to validly revoke a consent to the Proposed Amendments, such Holder must validly withdraw the delivered Paragon Notes to which that consent relates.
Deliveries of Paragon Notes may be validly withdrawn and revocation of consents to the Proposed Amendments may be validly revoked by written notice of withdrawal received by the Exchange Agent delivered by mail, hand delivery or facsimile transmission, which notice must be received by the Exchange Agent at its address set forth herein prior to the Early Delivery Deadline. Notice of withdrawal of delivered Paragon Notes, or revocation of consents to the Proposed Amendments, to be valid, must (i) specify the name of the holder who delivered the Paragon Notes to be withdrawn or consent to the Proposed Amendments to be revoked, (ii) contain the description of the Paragon Notes to be withdrawn, the certificate numbers shown on the particular certificates representing such Paragon Notes (or, in the case of Paragon Notes delivered by book-entry transfer, the number of the account at DTC from which the Paragon Notes were delivered and the name and number of the account at DTC to be credited with the Paragon Notes withdrawn) and the aggregate principal amount represented by such Paragon Notes; and (iii) be signed by the holder of the Paragon Notes in the same manner as the original signature on this Letter of Transmittal or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Paragon Notes into the name of the person withdrawing the Paragon Notes.

The consummation of the Exchange Offer and the Consent Solicitation is conditioned upon the valid participation of at least 80% of the aggregate principal amount of the outstanding Paragon Notes in this Exchange Offer and the Consent Solicitation in satisfaction of the Minimum Exchange Condition on the Early Delivery Deadline, such properly delivered Paragon Notes not being revocable after the Early Delivery Deadline, which may be waived by us.
In addition, Paragon's obligation to transfer any exchange consideration is conditioned upon Paragon's acceptance of Paragon Notes for exchange pursuant to the Exchange Offer.  The undersigned recognizes that as a result of these conditions, as further described under the section entitled "The Exchange Offer and the Consent Solicitation—Conditions to the Exchange Offer and the Consent Solicitation," Paragon may not be required to exchange any of the Paragon Notes delivered hereby and, in such event, the Paragon Notes not exchanged will be returned to the undersigned at the address shown below the signature of the undersigned.
The name(s) and address(es) of the registered holder(s) of the Paragon Notes delivered hereby should be printed above, if they are not already set forth above, as they appear on the certificates representing such Paragon Notes.  The certificate number(s) and the Paragon Notes that the undersigned wishes to deliver should be indicated in the appropriate boxes above.
Unless otherwise indicated in the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal, certificates for all Common Stock delivered in exchange for delivered Paragon Notes, and any Paragon Notes delivered herewith but not exchanged, will be registered in the name of the undersigned and shall be delivered to the undersigned at the address shown below the signature of the undersigned.  If Common Stock are to be issued to a person other than the person(s) signing this Letter of Transmittal, or if certificates for the Common Stock are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address different than the address shown on this Letter of Transmittal, the appropriate boxes of this Letter of Transmittal should be completed.  If Paragon Notes are surrendered by holder(s) that have completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal, signature(s) on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in Instruction 3).
All authority herein conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, legal representatives, successors and assigns of the undersigned.
THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED "DESCRIPTION OF PARAGON NOTES DELIVERED" ABOVE AND SIGNING THIS LETTER OF TRANSMITTAL, WILL BE DEEMED TO HAVE DELIVERED THE PARAGON NOTES AND CONSENTED TO THE PROPOSED AMENDMENTS.

REGISTERED HOLDERS OF PARAGON NOTES SIGN HERE

(In addition, complete Form W-9 below)

PLEASE SIGN HERE	PLEASE SIGN HERE

Authorized Signature of Registered Holder	Authorized Signature of Registered Holder

Must be signed by registered holder(s) exactly as name(s) appear(s) on the Paragon Notes or on a security position listing as the owner of the Paragon Notes or by person(s) authorized to become registered holder(s) by properly completed bond powers transmitted herewith.  See Instruction 3.  If signature is by attorney-in-fact, trustee, executor, administrator, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information:

Name:	Name:
Title:	Title:
Address:	Address:
Address:	Address:
Telephone Number:	Telephone Number:
Dated:	Dated:
Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number

SIGNATURE GUARANTEE
 (If required see Instruction 3)

Signature(s) Guaranteed by an
Eligible Institution:	Date:
Authorized Signature

Name of Eligible Institution
Guaranteeing Signature:	Address:

Capacity (full title):

Telephone Number:

SPECIAL DELIVERY INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 3 and 4)	(See Instructions 3 and 4)

To be completed ONLY if the Common Stock are to be issued in the name of someone other than the undersigned. Issue: ☐ Common Stock to:
To be completed ONLY if the Common Stock are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above under "Description of Paragon Notes Delivered."

Issue:   ☐    Common Stock to:

Name(s)	Name(s)_______________________________
Address	Address	______________

Telephone Number:	Telephone Number:
Book-Entry Transfer Facility Account:

(Tax Identification or Social Security Number)	(Tax Identification or Social Security Number)

INSTRUCTIONS
Forming Part of the Terms and Conditions of the Exchange Offer and the Consent Solicitation
1.	Delivery of this Letter of Transmittal and Certificates.
All physically delivered Paragon Notes or confirmation of any book-entry transfer to the Exchange Agent's account at DTC, as well as a properly completed and duly executed copy of this Letter of Transmittal (or facsimile thereof), and any other documents required by this Letter of Transmittal with any required signature guarantees or, in the case of a book-entry transfer, an appropriate agent's message, must be received by the Exchange Agent at its address set forth herein on or prior to the Expiration Date.  Paragon Notes properly delivered and not withdrawn prior to the Early Delivery Date will receive additional consideration in the Exchange Offer.  Paragon Notes delivered and not withdrawn prior to the Early Delivery Date may not be withdrawn after such date.  The method of delivery of this Letter of Transmittal, the Paragon Notes and all other required documents is at the election and risk of the holder.  Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service.  Except as otherwise provided below, the delivery will be deemed made only when actually received by the Exchange Agent.
Paragon has not provided guaranteed delivery procedures in conjunction with the Exchange Offer and the Consent Solicitation.  Holders must timely deliver their Paragon Notes in accordance with procedures set forth herein and in the Consent Solicitation Statement in order to participate in the Exchange Offer.
Any beneficial holder whose Paragon Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to deliver Paragon Notes and deliver consents to the Proposed Amendments in the Exchange Offer and the Consent Solicitation should contact such registered holder promptly and instruct such registered holder to deliver on such beneficial holder's behalf.  If such beneficial holder wishes to deliver directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering Paragon Notes, either make appropriate arrangements to register ownership of the Paragon Notes in such beneficial holder's own name or obtain a properly completed bond power from the registered holder.  Beneficial holders should be aware that the transfer of registered ownership may take considerable time.
Delivery to an address other than as set forth herein, or instructions via a facsimile number other than the ones set forth herein, will not constitute a valid delivery.
Paragon expressly reserves the right, at any time or from time to time, to extend the Expiration Date or modify the terms of the Exchange Offer and the Consent Solicitation by complying with certain conditions set forth in the Consent Solicitation Statement.
LETTERS OF TRANSMITTAL SHOULD NOT BE SENT TO PARAGON OR DTC.
2.	Partial Deliveries.
A Holder must deliver all of its Paragon Notes in the Exchange Offer.  Partial deliveries will not be permitted. All Paragon Notes delivered to the Exchange Agent will be deemed to have been delivered in full unless otherwise indicated. Any Paragon Notes which have been delivered but not accepted for exchange will be returned to the Holder thereof without cost to such Holder as promptly as practicable.
3.	Signature on this Letter of Transmittal; Written Instruments and Endorsements; Guarantee of Signatures.
If this Letter of Transmittal is signed by the registered holder(s) of the Paragon Notes delivered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration or enlargement or any change whatsoever.  If this Letter of Transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the owner of the Paragon Notes.

If any of the Paragon Notes delivered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.
If a number of Paragon Notes registered in different names are delivered, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of Paragon Notes.
Signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution unless the Paragon Notes delivered hereby are delivered (i) by a registered holder who has not completed the box entitled "Special Exchange Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.  An "Eligible Institution" includes a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended.
If this Letter of Transmittal is signed by the registered holder or holders of Paragon Notes (which term, for the purposes described herein, shall include a participant in DTC whose name appears on a security listing as the owner of the Paragon Notes) listed and delivered hereby, no endorsements of the delivered Paragon Notes or separate written instruments of transfer or exchange are required.  In any other case, the registered holder (or acting holder) must either properly endorse the Paragon Notes or transmit properly completed bond powers with this Letter of Transmittal (in either case executed exactly as the name(s) of the registered holder(s) appear(s) on the Paragon Notes, and, with respect to a participant in DTC whose name appears on a security position listing as the owner of Paragon Notes, exactly as the name of the participant appears on such security position listing), with the signature on the Paragon Notes or bond power guaranteed by an Eligible Institution (except where the Paragon Notes are delivered for the account of an Eligible Institution).
If this Letter of Transmittal, any certificates or separate written instruments of transfer or exchange are signed by attorneys-in-fact, trustees, executors, administrators, guardians, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by Paragon, proper evidence satisfactory to Paragon of its authority so to act must be submitted.
4.	Special Exchange and Delivery Instructions.
Delivering holders should indicate, in the applicable box, the name and address (or account at DTC) in which the Common Stock are to be issued and delivered (or deposited), if different from the names and addresses or accounts of the person signing this Letter of Transmittal.  In the case of issuance in a different name, the taxpayer identification number or social security number of the person named must also be indicated and the delivering holder should complete the applicable box.
If no instructions are given, the Common Stock will be issued in the name of and delivered to the acting holder of the Paragon Notes or deposited at such holder's account at the Depository.
5.	Transfer Taxes.
Paragon shall pay all transfer taxes, if any, applicable to the exchange of Paragon Notes pursuant to the Exchange Offer.  If, however, transfer taxes are payable in circumstances where certificates representing the Common Stock are to be delivered to, or are to be registered or issued in the name of any person other than the registered holder of the Paragon Notes delivered or where delivered Paragon Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Paragon Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the delivering holder.  If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed directly to such delivering holder.

Except as provided in this Instruction 5, it will not be necessary for transfer stamps to be affixed to the Paragon Notes listed in the Letter of Transmittal.
6.	Waiver of Conditions.
Paragon reserves the absolute right to waive, in whole or in part, any of the specified conditions to the Exchange Offer and the Consent Solicitation set forth in the Consent Solicitation Statement.
7.	Requests for Assistance or Additional Copies.
Questions and requests for assistance relating to the Consent Solicitation Statement, the Letter of Transmittal and other related documents and relating to the procedure for delivering may be directed to the to the Information Agent at the address and telephone number set forth above.
Questions and requests for assistance or for additional copies of the Consent Solicitation Statement may be directed to the Information Agent at the address and telephone number set forth above.
8.	Validity and Form.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of deliveries and withdrawals of Paragon Notes or delivery or revocation of consents to the Proposed Amendments will be determined by Paragon in its sole discretion, which determination will be final and binding.  Paragon reserves the absolute right to reject any and all deliveries of Paragon Notes or delivery of consents to the Proposed Amendments that are not in proper form or the acceptance of which would, in the opinion of counsel for Paragon, be unlawful.  Paragon also reserves the absolute right, in its sole discretion, to waive or amend any conditions of the Exchange Offer and the Consent Solicitation or to waive any defect or irregularity in any delivery with respect to particular Paragon Notes or delivery of consents to the Proposed Amendments of any particular Holder, either before or after the Early Delivery Deadline or the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to deliver Paragon Notes or deliver consents to the Proposed Amendments in the Exchange Offer and the Consent Solicitation).  Paragon's interpretation of the terms and conditions of the Exchange Offer and the Consent Solicitation (including the instructions in this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Paragon Notes or delivery of consents to the Proposed Amendments must be cured within such time as Paragon shall determine.  None of Paragon, the Exchange Agent, the Trustee, or any other person will be under any duty to give notification of any defects or irregularities in deliveries or will incur any liability for failure to give any such notification.  If Paragon waives its right to reject a defective delivery of Paragon Notes, the Holder will be entitled to receive Common Stock. Deliveries of Paragon Notes or delivery of consents of the Proposed Amendments will not be deemed to have been made until such irregularities have been cured or waived.
Any Paragon Notes received by the Exchange Agent that are not properly delivered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent to the delivering holders of Paragon Notes, unless otherwise provided herein, as soon as practicable following the Expiration Date.

9.	Important Tax Information.
TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT:  (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND THE EXCHANGE OFFER AND THE CONSENT SOLICITATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"); (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN AND THEREIN BY PARAGON IN CONNECTION WITH THE EXCHANGE OFFER AND THE CONSENT SOLICITATION BY PARAGON; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
Under current U.S. federal income tax law, the Exchange Agent (as payor) may be required to withhold a portion of any payments made to certain holders (or other payees) pursuant to the Exchange Offer and the Consent Solicitation and other transactions described in the Consent Solicitation Statement.  To avoid such backup withholding, each delivering U.S. Holder (as defined in the Consent Solicitation Statement) or other U.S. payee must provide the Exchange Agent with its correct taxpayer identification number ("TIN") and certify that it is not subject to backup withholding by completing the enclosed Form W-9, or otherwise establish an exemption from the backup withholding rules.  In general, for an individual, the TIN is such individual's social security number.  If the Exchange Agent is not provided with the correct TIN, the U.S. Holder (or other payee) may be subject to a $50 penalty imposed by the Internal Revenue Service (the "IRS"), and any reportable payments made to such person may be subject to backup withholding at the applicable rate, currently 28%.  Such reportable payments generally will be subject to information reporting, even if the Exchange Agent is provided with a TIN.  If a U.S. Holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such U.S. Holder should write "Applied For" in the space provided for the TIN in Part I of Form W-9, sign and date the Form W-9 and the Certificate of Awaiting Taxpayer Identification Number.  If "Applied For" is written in Part I and the Exchange Agent is not provided with a TIN prior to the date of payment, the Exchange Agent will withhold 28% of any reportable payments made to the U.S. Holder.  For further information concerning backup withholding and instructions for completing Form W-9 (including how to obtain a TIN if you do not have one and how to complete Form W-9 if the Paragon Notes are held in more than one name), consult the instructions in the enclosed Form W-9 contained in this Letter of Transmittal.
Certain persons (including, among others, all corporations and certain non-U.S. persons) are not subject to these backup withholding and reporting requirements.  Exempt U.S. persons should indicate their exempt status on Form W-9.  To satisfy the Exchange Agent that a non-U.S. person qualifies as an exempt recipient, such person must submit an applicable IRS Form W-8 (such as an IRS Form W-8BEN), signed under penalties of perjury, attesting to that person's non-U.S. status.  An applicable IRS Form W-8 can be obtained from the Exchange Agent.  Holders should consult their tax advisors as to any qualification for exemption from backup withholding, and the procedure for obtaining the exemption.
A person's failure to complete Form W-9, the applicable IRS Form W-8 or other appropriate form will not, by itself, cause such person's Paragon Notes to be deemed invalidly delivered, but may require the Exchange Agent to withhold a portion of any payments made to such person pursuant to the Exchange Offer and the Consent Solicitation and other transactions described in the Consent Solicitation Statement.  Backup withholding is not an additional U.S. federal income tax.  Rather, the amount of U.S. federal income tax withheld will be creditable against the U.S. federal income tax liability of a person subject to backup withholding.  If backup withholding results in an overpayment of U.S. federal income tax, a refund may be obtained provided that the required information is timely furnished to the IRS.
NOTE:  FAILURE TO COMPLETE AND RETURN FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER AND THE CONSENT SOLICITATION AND OTHER TRANSACTIONS DESCRIBED IN THE CONSENT SOLICITATION STATEMENT.  PLEASE REVIEW THE ENCLOSED FORM W-9 AND INSTRUCTIONS CONTAINED IN THIS LETTER OF TRANSMITTAL FOR ADDITIONAL DETAILS.
IMPORTANT:  THIS LETTER OF TRANSMITTAL OR A FACSIMILE THEREOF TOGETHER WITH PARAGON NOTES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only **one** of the following seven boxes:
☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any)
Exemption from FATCA reporting code (if any)
(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

| | | | – | | | – | | | | |

or

Employer identification number

| | | – | | | | | | | |

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Form W-9 (Rev. 12-2014) Page **4**

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity[4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 2.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.